Peoples Financial Corporation
152 Lameuse Street
Biloxi, MS 39533-0529
September 30, 2005
Mr. John Hartz
Senior Assistant Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W., Stop 5-10
Washington, D.C. 20549

Re:	Peoples Financial Corporation File No. 1-12103 Your Letter Dated August 29, 2005
Dear Mr. Hartz:
     Peoples Financial Corporation (the “Corporation”) has received the above-referenced letter. As you recommended, we plan to file a Form 8-K as soon as possible, providing further disclosure relating to this contingency. In advance of this filing, we are pleased to provide your office with a draft of the proposed disclosure, which follows, for your review.
Supplemental Information about Contingencies
The Company provides the following supplemental information relating to the specific lawsuit which has been previously disclosed in Note L of its 2004 Annual Report, Note K of its 2003 Annual Report, and Form 8-K filed October 17, 2003.
The Company’s bank subsidiary (the “Bank”) filed suit against USF&G in 1998 to recover damages for USF&G’s bad faith failure to defend and indemnify the Bank in connection with a lawsuit filed against the Bank in 1996. The Bank obtained legal representation from a local plaintiff’s attorney and customer (“Attorney”) on a contingent basis.
In December 2000, the case was transferred from the judge to whom it was originally assigned to a second judge (the “Judge”). The Judge had previously handled some discovery matters in the case.
The Bank had made a routine loan to the Judge in November 1998, which was guaranteed by the Attorney. The loan was repaid in February 2000 by someone other than the Judge, apparently at the request of the Attorney. Neither the Attorney nor the Judge disclosed the loan or the repayment to USF&G or its counsel.
During the course of the case, the Bank and USF&G filed competing motions for summary

Mr. John Hartz
September 30, 2005

judgment. The Judge granted summary judgment in the Bank’s favor on the issue of liability and subsequently presided over a settlement conference in which he expressed his opinion about the value of the case in monetary terms. The case was settled on December 24, 2001, for $1.5 million.
In 2003, the Attorney, the Judge and other parties were indicted for alleged fraud, bribery, etc. involving various events, including allegations concerning the Bank v. USF&G lawsuit. Neither the Bank nor any Bank employee was indicted. Following these indictments, USF&G filed a civil action again the Attorney, the Judge and the Bank alleging fraud in connection with the outcome of the Bank v. USF&G lawsuit. The complaint demands $2.5 million in compensatory damages and $10 million in punitive damages, prejudgment interest and attorneys’ fees, etc. The USF&G v. Bank suit was stayed until 30 days following the completion of the criminal case. There has been no discovery.
The criminal case against the Attorney, the Judge and other parties was concluded on August 12, 2005. No guilty verdicts were returned. The defendants received not guilty verdicts on several counts and there was no verdict (mistrial) on a number of other counts, including the Bank v. USF&G matter. On September 16, 2005, the U. S. Attorney’s office announced that it will retry the Attorney, the Judge and other parties on fraud and bribery charges related to the Bank v. USF&G matter. A tentative date of March 6, 2006 has been set for the new trial. The USF&G v. Bank suit will remain subject to the stay order until the criminal matters are concluded.
The Company understands that this litigation, as with any litigation, is inherently uncertain and it is reasonably possible that the Company may incur a loss in this matter. The Company has no reason to conclude, however, that the loss is probable and cannot reasonably estimate the amount of any possible loss. No liability for the USF&G lawsuit has been accrued. This conclusion is based on relevant legal advice, the fact that this lawsuit is in its very earliest stages with no discovery having been undertaken and the Company’s resolve to vigorously contest the case.

     We apologize for the delay in our response and we appreciate your indulgence as we recover from Hurricane Katrina. We also appreciate the cooperation of your office in resolving this matter and look forward to your response to this letter.

Sincerely yours, /s/ Chevis C. Swetman Chevis C. Swetman Chairman, President and CEO /s/ Lauri A. Wood Lauri A. Wood Chief Financial Officer